Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
January 25, 2011
VIA EDGAR
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Corporate Income Trust, Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed January 6, 2011 File No. 333-166447
Dear Mr. Dang:
     On behalf of Cole Corporate Income Trust, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2011 (Registration No. 333-166447) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Company’s responses to comments of the Staff set forth in the Commission’s letter dated January 21, 2011, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus portion of the Amendment (the “Prospectus”).
     The Company responds to the Commission’s comments and requests as follows:
General
1.	We are continuing to review your previously submitted sales literature. We will provide comments to those materials in a separate letter.
Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
January 25, 2011

     Response: The Company acknowledges that its previously submitted sales literature remains under review by the Staff. The Company will not use such sales literature until the Staff has confirmed that it will have no further comments on the sales literature.
Risk Factors, page 19
Our Initial Capitalization is thin, and we are dependent upon the net proceeds...page 22
2.	We note your revised disclosure in this risk factor that your “initial capitalization is thin.” Please disclose your current capitalization level so that investors may place this risk into context.
     Response: The Company has revised the referenced risk factor on page 22 of the Amendment to state that the Company’s initial capitalization is $200,000.
Our Advisor and its officers and key personnel face conflicts of interest...page 27
3.	We note your response to comment 4 of our letter dated December 27, 2010 and the additional disclosure in this risk factor. The new disclosure appears to mitigate the risk being presented. Please revise to remove the mitigating language.
     Response: The Company has revised the referenced risk factor on page 27 of the Amendment to remove the mitigating language.
Prior Performance Tables
Table III, page A-9
4.	For your prior note programs, it appears that you have included the interest paid to investors as part of your interest expense line item. Please tell us why separate disclosure of the interest paid to investors is not material. To the extent that cash flow from operations did not fully fund interest payments to investors, please tell us if you would be able to disclose the remaining funding source.
     Response: The Company has revised Table III of the Prior Performance Tables, pages A-9 through A-11, relating to the prior note programs to separate interest paid to note investors from other interest expense. As described in the line items “Less: Cash distributions to investors — from operating cash flow” and “— from sales and refinancing,” and the new footnote 10, to the extent that cash flow from operations did not fully fund interest payments to investors, such payments were funded from the sale of properties in current or prior periods.
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Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
January 25, 2011

     Please let us know if you have any additional questions or concerns at your earliest convenience by contacting the undersigned at (404) 504-7744 or Heath D. Linsky at (404) 504-7691.

Best regards, MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost

Enclosure
cc:    Kenneth Christoffersen, Esq.